SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)



                               PURCHASESOFT, INC.
                                (Name of Issuer)



                          Common Stock, par value $0.01
                         (Title of Class of Securities)



                                    395793201
                                 (CUSIP Number)


                            L-R Global Partners, L.P.
                        30 Rockefeller Plaza, 54th Floor
                            New York, New York 10112
                           Attention: J. Murray Logan
                                 (212) 649-5600
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                   May 5, 1999
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

Page 2 of 14 of the Schedule 13D pertaining to the Common shares of Purchasesoft, Inc, Delaware corporation, filed with the Securities and Exchange Commission ("SEC") on April 27, 1998 for an event of April 17, 1998, as amended by Amendment No.1 filed with the SEC on June 9, 1998, by Amendment No. 2 filed with the SEC on June 9, 1998 and by Amendment No. 3 filed on July 28, 1998 (the "Amended Schedule 13D"), is hereby further amended as follows:

CUSIP NO.  395793201                                          PAGE 2 of 14 PAGES
--------------------                                          ------------------

1)       Names of Reporting Person.             L-R Global Partners, L.P.
         Identification No. of
         Above Person (entities only)
2)       Check the Appropriate Box      (a)
         if a Member of a Group         (b)     X
         (See Instructions)
3)       SEC Use Only
4)       Source of Funds (See
         Instructions)                          WC
5)       Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
6)       Citizenship or Place of Organization     Delaware

Number of            (7)      Sole Voting Power   0 shares
Shares Bene-         (8)      Shared Voting
 ficially                     Power               9,831,163 shares
Owned by             (9)      Sole Dispositive
Each Report-                  Power               0 shares
 ing Person          (10)     Shared Dispositive
   With                       Power               9,831,163 shares

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person           9,831,163 shares
12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)
13)      Percent of Class Represented
         by Amount in Row (11)                    70.17%
14)      Type of Reporting Person (See
         Instructions)                            PN

Page 3 of 14 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

CUSIP NO.  395793201                                         PAGE 3 of 14 PAGES
           ----------------                                  ------------------

1)       Names of Reporting Person.         L-R Managers, LLC, as the general
                                            partner of L-R Global Partners, L.P.

         Identification No. of
         Above Person (entities only)
2)       Check the Appropriate Box     (a)
         if a Member of a Group        (b)      X
         (See Instructions)
3)       SEC Use Only
4)       Source of Funds (See
         Instructions)                          Not applicable (see Item
                                                3 in initial Schedule 13D
                                                and as amended)
5)       Check if Disclosure of Legal
         Proceedings is Required Pur
         suant to Items 2(d) or 2(e)
6)       Citizenship or Place of Organization   Delaware

Number of        (7)      Sole Voting Power     0 shares
Shares Bene-     (8)      Shared Voting
 ficially                 Power                 9,831,163 shares
Owned by         (9)      Sole Dispositive
Each Report-              Power                 0 shares
 ing Person      (10)     Shared Dispositive
   With                   Power                 9,831,163 shares

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person         9,831,163 shares
12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)
13)      Percent of Class Represented
         by Amount in Row (11)                  70.17%
14)      Type of Reporting Person (See
         Instructions)                          00

Page 4 of 14 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

CUSIP NO. 395793201                                         PAGE 4 of 14 PAGES
          ---------                                         ------------------

1)   Names of Reporting Person.           J. Murray Logan, as a member of
     Identification No. of                L-R Managers,LLC and in his
     Above Person (entities only)         individual capacity
2)   Check the Appropriate Box      (a)
     if a Member of a Group         (b)   X
     (See Instructions)
3)   SEC Use Only
4)   Source of Funds
     PF with respect to securities with sole voting and dispositive power. Not applicable with respect to securities with shared voting and dispositive power.

5)   Check if Disclosure of Legal
     Proceedings is Required Pur-
     suant to Items 2(d) or 2(e)
6)   Citizenship or Place of         U.S.A.
     Organization

Number of       (7)      Sole Voting Power         300,819 shares
Shares Bene-    (8)      Shared Voting
 ficially                Power                   9,831,163 shares
Owned by        (9)      Sole Dispositive
Each Report-             Power                     300,819 shares
 ing Person     (10)     Shared Dispositive
   With                  Power                   9,831,163 shares

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person          10,131,982 shares
12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)
13)      Percent of Class Represented
         by Amount in Row (11)                   72.32%
14)      Type of Reporting Person (See
         Instructions)                           IN

Page 5 of 14 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

CUSIP NO.  395793201                                         PAGE 5 of 14 PAGES
--------------------                                         ------------------

1)       Names of Reporting Person.          Rockefeller & Co., Inc.,  as a
         Identification No. of               member of L-R Managers, LLC
         Above Person (entities only)
2)       Check the Appropriate Box     (a)
         if a Member of a Group        (b)   X
         (See Instructions)
3)       SEC Use Only
4)       Source of Funds (See
         Instructions)                      Not applicable (see Item 3 in
                                            initial Schedule 13D and as amended)
5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         suant to Items 2(d) or 2(e)
6)       Citizenship or Place of
         Organization               New York

Number of       (7)      Sole Voting Power         0 shares
Shares Bene-    (8)      Shared Voting
 ficially                Power                     9,831,163 shares
Owned by        (9)      Sole Dispositive
Each Report-             Power                     0 shares
 ing Person     (10)     Shared Dispositive
   With                  Power                     9,831,163 shares

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person            9,831,163 shares
12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)
13)      Percent of Class Represented
         by Amount in Row (11)                     70.17%
14)      Type of Reporting Person
         (See Instructions)                        CO

Page 6 of 14 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

CUSIP NO. 395793201                                        PAGE 6 of 14 PAGES
-------------------                                        ------------------

1)   Names of Reporting Person.          Rockefeller Financial Services,
     Identification No. of               Inc., as sole shareholder of
     Above Person (entities only)        Rockefeller & Co., Inc.
2)   Check the Appropriate Box    (a)
     if a Member of a Group       (b)    X
     (See Instructions)
3)   SEC Use Only
4)   Source of Funds (See
     Instructions)                       Not applicable (see Item 3 in initial
                                         Schedule 13D and as amended)
5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         suant to Items 2(d) or 2(e)
6)       Citizenship or Place of
         Organization                    New York

Number of    (7)      Sole Voting Power      0 shares
Shares Bene- (8)      Shared Voting
 ficially             Power                  9,831,163 shares
Owned by     (9)      Sole Dispositive
Each Report-          Power                  0 shares
 ing Person  (10)     Shared Dispositive
   With               Power                  9,831,163 shares

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person      9,831,163 shares
12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)
13)      Percent of Class Represented
         by Amount in Row (11)               70.17%
14)      Type of Reporting Person (See
         Instructions)                       HC

13D-PSFT.RTF
Page 7of 14 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

CUSIP NO. 395793201                                           PAGE 7of 14 PAGES
          ---------                                           -----------------

1)  Names of Reporting Person.          Donald S. LaGuardia, as a member of
    Identification No. of               L-R Managers,LLC and in his
    Above Person (entities only)        individual capacity
2)  Check the Appropriate Box      (a)
    if a Member of a Group         (b)  X
    (See Instructions)
3)  SEC Use Only
4)  Source of Funds
    PF with respect to securities with sole voting and dispositive power. Not applicable with respect to securities with shared voting and dispositive power.
5)  Check if Disclosure of Legal
    Proceedings is Required Pur-
    suant to Items 2(d) or 2(e)
6)  Citizenship or Place of
    Organization                        U.S.A.

Number of      (7)      Sole Voting Power            16,000 shares (1)
Shares Bene-   (8)      Shared Voting
 ficially               Power                     9,831,163 shares
Owned by       (9)      Sole Dispositive
Each Report-            Power                        16,000 shares (1)
 ing Person    (10)     Shared Dispositive
   With                 Power                     9,831,163 shares

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person           9,847,163 shares
12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)
13)      Percent of Class Represented
         by Amount in Row (11)                    70.28%
14)      Type of Reporting Person (See
         Instructions)                            IN

(1) Excludes 20,000 shares of Common Stock which Mr. LaGuardia has the right to acquire upon the exercise of stock options which vest when the Common Stock trades at $3.60 per share for ten consecutive trading days. These options were granted to Mr. LaGuardia under the Issuer's 1997 stock option plan.

The Amended Schedule 13D is hereby further amended as follows:

1. By deleting in its entirety the first paragraph of Item 1 and inserting the following:
2.
        This statement relates to shares of Common Shares, $.01 par value per share "Common Stock"), of Purchasesoft, Inc., a Delaware corporation, formerly known as Greentree Software, Inc.("Issuer").

1.  By deleting in its entirety Item 2a and inserting the following:
2.
        a.  This statement is being filed by the following persons:

            (1) L-R Global Partners, L.P. ("L-R Global"), a Delaware limited partnership;

            (2) L-R Managers, LLC ("Managers"), a Delaware limited liability company, as the general partner of L-R Global;

            (3) J. Murray Logan, a natural person, as a member of Managers and in his individual capacity ("Logan");

            (4) Rockefeller & Co., Inc. ("R&Co"), a New York corporation, as a member of L-R Managers, LLC;

            (5)      Rockefeller Financial Services,  Inc., a New
                     York corporation, as the sole shareholder of R&Co ("RFS"); and

            (6) Donald S. LaGuardia, a natural person, as a member of Managers and in his individual capacity ("LaGuardia");


            Each of persons (1) through (6) above are referred to herein collectively as the "Reporting Persons". Each of the persons listed in Exhibit A attached hereto are executive officers and/or directors of R&Co, and each of the persons listed in Exhibit B attached hereto are executive officers and/or directors of RFS. The persons listed on Exhibit A and Exhibit B are referred to herein collectively as the "Related Persons".

1.  By adding after clause (5) in Item 2c the following:
2.
            (6) LaGuardia is one of the investment managers for L-R Global. LaGuardia is also a director of the Issuer.

1. By deleting in their entirety the first three paragraphs of Item 3 of the Amended Schedule 13D and inserting the following:
2.
                           On April 17, 1998, L-R Global purchased a Convertible
                  Promissory Note of Issuer, dated April 17, 1998 (a copy of which is attached hereto as Exhibit C) (the "Note"), for cash for an aggregate purchase price of $3,200,000. The Note was purchased pursuant to a Convertible Note Purchase Agreement, dated as of April 17, 1998 (a copy of which is attached hereto as Exhibit D) (the "Note Purchase Agreement"), by and between L-R Global and Issuer. On May 29, 1998, L-R Global converted the full principal amount of the Note into 4,000,000 shares of Common Stock. On July 15, 1998, L-R Global purchased from an investor in a private transaction, for a purchase price of $100,000, Common Share Purchase Warrants (the "July 15 Warrants") representing the right to purchase an aggregate of 101,805 shares of Common Stock, pursuant to a Securities Purchase Agreement, dated July 15, 1998 (a copy of which is attached hereto as Exhibit H). On July 21, 1998, L-R Global purchased from another investor in a private transaction, for a purchase price of $100,000,additional Common Share Purchase Warrants (the "July 21Warrants") representing the right to purchase an aggregate of 101,805 shares of Common Stock, pursuant to a Securities Purchase Agreement, dated July 21,
                  1998 (a copy of which is attached hereto as Exhibit I). The July 15 Warrants and the July 21 Warrants are collectively referred to herein as the "Warrants."

                           Between  August 25, 1998 and  September 4, 1998,  L-R
                  Global purchased a total of 40,000 shares of Common Stock in the open market for cash for an aggregate purchase price of $56,093.25. In a private transaction, pursuant to a Stock Purchase Agreement, dated April 15, 1999 ( a copy of which is attached hereto as Exhibit J), L-R Global will purchase 509,895 shares of Common Stock from The Travelers Indemnity Company, for a purchase price of $367,124.32, and purchase 111,111 shares of Common Stock from Primerica Life Insurance Company for a purchase price of $79,999.92. In another private transaction, pursuant to a Stock Purchase Agreement, dated April 16, 1999 ( a copy of which is attached hereto as Exhibit
                  K), L-R Global will purchase an additional 36,547 shares of Common Stock from The Travelers Indemnity Company, for a purchase price of $26,313.84. Between April 20, 1999 and May 5, 1999, L-R Global purchased a total of 4,930,000 shares of Common Stock from the Company in a rights offering pursuant to the Prospectus dated March 24, 1999 ("the Rights Offering") for a cash purchase price of $4,437,000. All of such shares purchased by L-R Global are collectively referred to herein as the "L-R Global Shares."

                            Between  March 16, 1993 and October 27, 1997,  Logan
                  purchased a total of 33,208 shares of Common Stock (as adjusted for stock splits having occurred prior to the date hereof) in the open market for cash for an aggregate purchase price of approximately $284,000. On February 9, 1994, Logan purchased 8,333 shares of Common Stock from the Company (as adjusted for stock splits having occurred prior to the date hereof) in a private transaction for a cash purchase price of approximately $100,000. On October 24, 1997, Logan purchased 60,000 shares of Common Stock from the Company (as adjusted for stock splits having occurred prior to the date hereof) in a private transaction for a cash purchase price of approximately $41,000. On March 23, 1997, Logan purchased a convertible note of the Issuer, which has prior to the date hereof been converted into 8,333 shares of Common Stock, for a cash purchase price of approximately $25,000. On April 17, 1998, Logan purchased from the Company 70,000 shares of Common Stock in a private transaction for a cash purchase price of approximately $56,000, and immediately thereafter transferred as gifts an aggregate of 20,000 of such shares purchased on April 17, 1998 (10,000 of such shares were transferred to a member of his immediate family and 10,000 of such shares were transferred to a business associate). Between April 20, 1999 and May 5, 1999, Logan purchased a total of 140,945 shares of Common Stock from the Company in the Rights Offering for a cash purchase price of $126,505. All of such shares purchased by Logan, except those shares transferred as gifts, are collectively referred to herein as the "Logan Shares."

                           On  April  17,  1998,  LaGuardia  purchased  from the
                  Company 10,000 shares of Common Stock in a private transaction for a cash purchase price of approximately $8,000. On October 26, 1998, LaGuardia acquired the option to purchase 20,000 shares of Common Stock at an exercise price of $0.91 which options do not vest until the Common shares trade at $3.60 per share for ten consecutive trading days. Between April 20, 1999 and May 5, 1999, LaGuardia purchased a total of 6,000 shares of Common Stock from the Company in the Rights Offering for a cash purchase price of $5,400. All of such shares purchased by LaGuardia are collectively referred to herein as the "LaGuardia Shares". The LaGuardia Shares, the Logan Shares, the L-R Global Shares and the Warrants are referred to herein collectively as the "Securities".

                           The  funds  for the  acquisition  of the  L-R  Global
                  Shares were obtained from the working capital of L-R Global and not by means of a loan or other borrowing arrangement. The funds for the acquisition of the Logan Shares were obtained from the personal funds of Logan. The funds for the acquisition of the LaGuardia Shares were obtained from the personal funds of LaGuardia. The funds for the acquisition of the Note and the Warrants were obtained from the working capital of L-R Global. None of such funds were obtained by means of a loan or other borrowing arrangement.

1.     By inserting the new section "d" to Item 4 as follows:
2.
                           d. L-R Global  (acquisition  of  Shares).  L-R Global
                  acquired the L-R Global Shares as a long-term investment. L-R Global may increase or decrease its investment in Issuer, depending on the price and availability of Issuer's securities, the amount of working capital available to L-R Global for such purpose, general economic and stock market conditions, tax considerations, subsequent developments affecting Issuer, L-R's evaluation of Issuer's business and other prospects and other considerations, including the obtaining of any necessary regulatory approvals. L-R Global reserves the right to act, either individually or together with other persons, in respect of its interest in Issuer in accordance with its best judgment in light of the circumstances existing at that time.

1.     By inserting the new section "e" to Item 4 as follows:
2.
                           d. LaGuardia. LaGuardia acquired the LaGuardia Shares
                  as a long-term investment. If, in the future, LaGuardia believes that further investment in Issuer is attractive, whether because of the market price of Issuer's securities or otherwise, LaGuardia may acquire additional securities of Issuer. Similarly, LaGuardia, subject to applicable law and depending upon market conditions and other factors, may from time to time determine to dispose of some or all of the LaGuardia Shares. LaGuardia reserves the right to act, either individually or together with other persons, in respect of his interest in Issuer in accordance with his best judgment in light of the circumstances existing at such time, subject to applicable law and depending upon market conditions.

1.      By amending and restating Item 5(a) as follows:
2.
                           a. L-R Global  beneficially  owns 9,831,163 shares of
                  Common Stock (including 203,610 issuable upon exercise of the Warrants) representing approximately 70.17% of the issued and outstanding shares of Common Stock. The percentage ownership of Common Stock by L-R Global was derived by dividing 9,831,163 by the sum of 13,807,015 (the number of issued and outstanding shares of the Common Stock as reported by the Company after taking into account the exercise of subsription rights in the Rights Offering (the "Unadjusted Outstanding Shares) and 203,610 (the maximum number of shares of Common Stock which may be acquired by exercising the Warrants). Since the Reporting Persons (other than L-R Global) may be deemed to control, directly or indirectly, L-R Global, each of such Reporting Persons may be deemed to have the power to direct the vote or disposition of the L-R Global Shares, the Warrants and the shares of Common Stock for which the Warrants may be exercised, and accordingly, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Act, to beneficially own the L-R Global Shares, the Warrants and the shares of common stock for which the Warrants may be exercised.

                           Logan is sole  beneficial  owner of 300,819 shares of
                  Common Stock, representing approximately 2.18% of the issued and outstanding shares of Common Stock. The percentage ownership of Common Stock by Logan was derived by dividing 300,819 by the Unadjusted Outstanding Shares.

                           LaGuardia is sole  beneficial  owner of 16,000 shares
                  of Common Stock, representing approximately 0.12% of the issued and outstanding shares of Common Stock. The percentage ownership of Common Stock by LaGuardia was derived by dividing 16,000 by the Unadjusted Outstanding Shares.

1. By inserting the following new sentence as the first sentence in Item 5(b) as follows:
2.
                           b. LaGuardia has sole power to vote or direct the vote and to dispose or direct the disposition of the LaGuardia Shares.

1.                  By amending and restating Item 6 as follows:
2.
                           As  described  in the  Rights  Offering,  L-R  Global
                  committed to exercise its basic subscription privilege in the rights offering to the extent of at least $2,727,000. L-R Global also made a stand-by commitment that if the rights offering was undersubscribed and, as a result, the proceeds from the rights offering were less than $5,000,000, L-R Global would purchase, at $0.90 per share, additional shares of common stock to make up the shortfall, but only up to a maximum investment commitment in the offering of $3,500,000. As disclosed in this Amendment No.4, L-R Global exercised its subscription rights and acquired 4,930,000 Shares for a total investment of $4,437,000.

1.      By adding Item 7(j) as follows:
2.

                           J. Stock  Purchase  Agreement by and among L-R Global
                  Partners, L.P. on the one hand, and the Travelers Indemnity Company and Primerica Life Insurance Company on the other hand, dated as of April 15, 1999.

1.      By adding Item 7(k) as follows:
2.
                           K. Stock Purchase Agreement by and between L-R Global
                  Partners, L.P. and the Travelers Indemnity Company, dated as of April 16, 1999.

1.      By adding Item 7(l) as follows:
2.
                           L. Amended Joint Filing Agreement, dated May 13, 1999, executed by each of the Reporting Persons.

1. By amending and restating Exhibits A and B as set forth following the signature page of this Amendment No. 4.
2.
3.
                  Exhibit A, Exhibit B, Exhibit J, Exhibit K and Exhibit L are hereby each added to the Amended Schedule 13D and shall read in their entirety as set forth following the signature page of this Amendment No. 4.



                                                     SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 13, 1999

                                    DONALD S. LAGUARDIA, AS A MEMBER OF L-R
                                    MANAGERS, LLC AND IN HIS INDIVIDUAL
                                    CAPACITY

                                    _____/s/ DONALD S. LAGUARDIA____________

After reasonable inquiry and to the best of the undersigned's knowledge and belief, I hereby, on behalf of each of the Reporting Persons, other than Donald S.LaGuardia, certify that the information set forth in the statement is true,complete and correct.

Dated as of May 13, 1999
                                    ROCKEFELLER & CO., INC., AS A MEMBER OF
                                    L-R MANAGERS, LLC

                                    By: /s/ DAVID A. STRAWBRIDGE____
                                        Name: David A. Strawbridge
                                        Title: Vice President

                                                                                                          EXHIBIT A
                           Information with Respect to Executive Officers and Directors
                                              Rockefeller & Co., Inc.

                  Name                                  Position with                            Principal Occupation
                                                   Rockefeller & Co., Inc.                       and Place of Business

1.   Asmundson, William Leonard                   Chief Executive Officer,                   Chief Executive Officer,
                                                   President and Director           President and a Director of R&Co.; Director of
                                                                                    RFS; Chief Executive Officer and a Director of
                                                                                    The Rockefeller Trust Company1

2.   Leyden, John Thomas                          Vice President - Finance         Vice President - Finance and Treasurer of R&Co.;
                                                        and Treasurer               Vice President - Finance and Treasurer of RFS

3.   Strawbridge, David Alan                      Vice President, Secretary        Vice President, Secretary and General Counsel of
                                                     and General Counsel             R&Co.; Secretary and General Counsel of RFS

4.   O'Neill, Abby Milton                           Chairman of the Board          Chairman of the Board of R&Co.; Chairman of the
                                                                                    Board, President, Chief Executive Officer and a
                                                                                                   Director of RFS

5.   Broderick, Kevin Patrick                             Director                                  Director-Credit
     Anthony                                                                                 of DaimlerChrysler A.G. 2

6.   Cabot, Walter Mason                                  Director                         Senior Adviser with Standish,
                                                                                                  Ayer & Wood3

7.   Campbell, Collin Goetze                              Director                           President of Rockefeller
                                                                                                   Brothers Fund4

8.   Rockefeller, Sr., David                              Director                              Non-Profit Director5

9.   Rockefeller, Jr., David                              Director                              Non-Profit Director6

10.  Rockefeller, Mark F.                                 Director                              Owner of Snake River
                                                                                                   Holding Company7

11.  Rockefeller, Peter Clark                             Director                          Vice President of Donaldson
                                                                                        Lufkin & Jenrette Securities Corp.8

12.  Rockefeller, Richard Gilder                         Director                               Self-employed in
                                                                                             medical family practice9

13.  Rockefeller, Rodman Clark                           Director                   Chairman of Pocantico Associates, Inc.10

14.  Smith, Elizabeth W.                                 Director                             Senior Vice President
                                                                                                of Sotheby's, Inc.11

15.  Williams, Joseph Dalton                             Director                               Retired Executive


1 30 Rockefeller Plaza, 54th Floor, New York, NY (kind of business: trust services).
2 1000 Chrysler Drive, Auburn Hills, MI 48326 (kind of business: automobile manufacturing).
3 One Financial Center, 26th Floor, Boston, MA  02111 (kind of business: investment advisory).
4 30 Rockefeller Plaza, 54th Floor, New York, NY (kind of business: philanthropy).
5 30 Rockefeller Plaza, Room 5600, New York, NY (kind of business: philanthropy).
6 30 Rockefeller Plaza, Room 5600, New York, NY (kind of business: philanthropy).
7 Swan Valley, Idaho (kind of business: resort management).
8 277 Park Ave., 16th Floor, New York, NY 10172 (kind of business: investment banking).
9 Portland, ME.
10 610 Fifth Ave., Room 316, New York, NY 10020 (kind of business: real estate development).
11 1334 York Ave., New York, NY  10021 (kind of business: auction house).

                                                                                                          EXHIBIT B
                           Information with Respect to Executive Officers and Directors
                                       Rockefeller Financial Services, Inc.

                  Name                                    Position with                              Principal Occupation
                                              Rockefeller Financial Services, Inc.                   and Place of Business

1.   O'Neill, Abby Milton                    Chairman of the Board, President, Chief        Chairman of the Board, President, Chief
                                                       Executive Officer,                  Executive Officer and a Director of RFS;
                                                         and a Director                                Director of R&Co.

2.   Strawbridge, David Alan                              Secretary and                          Vice President, Secretary and
                                                         General Counsel                            General Counsel of R&Co.

3.   Leyden,  John Thomas                              Vice President-Finance                          Vice President-Finance
                                                          and Treasurer                                  and Treasurer of
                                                                                                               R&Co.

4.   Asmundson, William Leonard                     Chief Executive Officer,                       Chief Executive Officer,
                                                     President and Director                President and a Director of R&Co.; Chief
                                                                                            Executive Officer and a Director of The
                                                                                                 Rockefeller Trust Company1

5.   Broderick, Kevin Patrick                               Director                                  Director-Credit of
     Anthony                                                                                        DaimlerChrysler A.G.2

6.   Cabot, Walter Mason                                    Director                                  Senior Adviser with
                                                                                                     Standish, Ayer & Wood3

7.   Campbell, Collin Goetze                                Director                               President of Rockefeller
                                                                                                        Brothers Fund4

8.   Crisp, Peter O.                                      Vice Chairman                               Vice Chairman and a
                                                          and Director                                  Director of RFS

9.   Rockefeller, Sr., David                               Director                                  Non-Profit Director5

10.  Rockefeller, Jr., David                               Director                                  Non-Profit Director6

11.  Rockefeller, Mark F.                                   Director                                 Owner of Snake River
                                                                                                       Holding Company7

12.  Rockefeller, Peter Clark                               Director                             Vice President of Donaldson
                                                                                            Lufkin & Jenrette Securities Corp.8

13.  Rockefeller, Richard Gilder                           Director                               Self-employed in medical
                                                                                                       family practice9

14.  Rockefeller, Rodman Clark                             Director                                 Chairman of Pocantico
                                                                                                      Associates, Inc.10

15.  Smith, Elizabeth W.                                   Director                                 Senior Vice President
                                                                                                     of Sotheby's, Inc.11

16.  Williams, Joseph Dalton                               Director                                   Retired Executive

1 30 Rockefeller Plaza, 54th Floor, New York, NY (kind of business: trust services).
2 1000 Chrysler Drive, Auburn Hills, MI 48326 (kind of business: automobile manufacturing).
3 One Financial Center, 26th Floor, Boston, MA  02111 (kind of business: investment advisory).
4 30 Rockefeller Plaza, 54th Floor, New York, NY (kind of business: philanthropy).
5 30 Rockefeller Plaza, Room 5600, New York, NY (kind of business: philanthropy).
6 30 Rockefeller Plaza, Room 5600, New York, NY (kind of business: philanthropy).
7 Swan Valley, Idaho (kind of business: resort management).
8 277 Park Ave., 16th Floor, New York, NY 10172 (kind of business: investment banking).
9 Portland, ME
10 610 FifthAve., Room 316, New York, NY 10020 (kind of business: real estate development).
11 1334 York Ave., New York, NY 10021 (kind of business: auction house).

                                                                     EXHIBIT J
                            STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of this 15th day of April, 1999 (the "Agreement"), by and among L-R Global Partners, L.P., a Delaware limited partnership (the "Buyer"), and, The Travelers Indemnity Company, a Connecticut corporation and Primerica Life Insurance Company, a Massachusetts corporation (each a "Seller" and collectively the "Sellers").


                              W I T N E S S E T H:

                  WHEREAS, Sellers in the aggregate are the record and beneficial owners of 621,006 shares (the "Shares") of common stock, par value $.01 per share, (the "Common Stock") of Purchasesoft, Inc., a Delaware corporation (the "Company") and each Seller is the record and beneficial owner of the amount of Shares listed on Exhibit A; and

                  WHEREAS, subject to the terms and conditions of this Agreement, each Seller desires to sell to Buyer, and Buyer desires to purchase all the Shares at the Share Purchase Price, as such term is defined in Section 1(b) hereof; and

                  WHEREAS, The Travelers Indemnity Company is the record and beneficial owner of an additional 36, 547 shares of Common Stock of the Company (the "Additional Shares"); and

                  WHEREAS, subject to the terms and conditions of a similar agreement, The Travelers Indemnity Company desires to sell to Buyer, and Buyer desires to purchase the Additional Shares; and

                  WHEREAS, the Company has filed with the Securities and Exchange Commission, a registration statement covering the distribution of subscription rights to persons who owned shares of Common Stock on March 22, 1999, which registration statement has become effective on March 23, 1999; and

                  WHEREAS, the transactions contemplated hereby were unsolicited purchases that are not effected from or through a broker or dealer, on a securities exchange, or through an inter-dealer quotation system or electronic communications network, and, accordingly, comply with the exception to Rule 101 of Regulation M as set forth in Rule 101(b)(5) of Regulation M;

                  NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.        Purchase and Sale of Shares.
2.
          a. Subject to the terms and conditions of this Agreement, and in reliance on the representations, warranties and covenants contained herein, effective as of the date hereof, Sellers are selling, assigning, transferring and conveying to Buyer, and Buyer is purchasing from Sellers an aggregate of 621,006 Shares and each Seller is selling, assigning, transferring and conveying to Buyer, the number of Shares set forth after such Seller's name in Exhibit A attached hereto, free and clear of all pledges, liens, claims, options, charges or encumbrances of whatever nature ("Encumbrances").

          a. In consideration of the aforesaid sale, Buyer will pay to Sellers for the Shares sold pursuant hereto, in immediately available funds and in accordance with Section 3, the aggregate amount of $447,124.32 (the "Share Purchase Price"), each Seller to receive the amount set forth after such Seller's name on Exhibit A hereto. For purposes of this Agreement, the Share Purchase Price shall be equal to $0.72 per share.
b.
2.       Deliveries.
3.
4. As of the date hereof, (a) Sellers will deliver to Buyer certificates representing the Shares, with appropriate stock powers in favor of Buyer attached, properly signed, with any necessary documentary or transfer tax stamps duly affixed and cancelled, and (b) Buyer will pay to Sellers, for the aggregate of Shares, the Share Purchase Price by wire transfer of immediately available funds to the accounts designated by Sellers in writing, each Seller to receive the amount set forth opposite such seller's name on Exhibit A hereto.

1.       Representations and Warranties of Sellers.
2.
         Each Seller, on a several basis as to itself, represents and warrants to Buyer as of the date hereof as follows:

          a. Each Seller is a corporation duly organized and validly existing under the laws of its respective state of incorporation. Each Seller has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each Seller and, assuming the due execution hereof by Buyer, this Agreement constitutes the legal, valid and binding obligation of each Seller enforceable in accordance with the terms hereof.

          a. The amount of Shares set forth on Exhibit A next to the name Primerica Life Insurance Company constitutes all of the shares of Common Stock owned of record and/or beneficially by Primerica Life Insurance Company. The amount of Shares set forth on Exhibit A next to the name of The Travelers Indemnity Company plus the Additional Shares constitutes all of the shares of Common Stock owned of record and/or beneficially by The Travelers Indemnity Company. Upon consummation of the purchase, as contemplated by this Agreement, good title to the Shares will be delivered by Sellers to Buyer free and clear of any Encumbrances other than any Encumbrances created by Buyer.

          a. Neither the execution and delivery by each Seller of this Agreement nor the consummation by each Seller of the transactions contemplated hereby will violate or conflict with, or constitute a default under, or result in the creation or imposition of any Encumbrance upon any of the assets or properties of each Seller under, (i) the articles of incorporation or bylaws of each Seller, (ii) any agreement, judgment, order or other obligation to which each Seller is a party or by which each Seller is bound, or (iii) assuming the representation by Buyer in Section 4(b) is correct, any law or regulation applicable to each Seller or their respective assets or properties, except for such violations, conflicts, breaches, defaults or Encumbrances under clauses (ii) or (iii) which would not prevent, materially delay or materially adversely affect the consummation of the transactions contemplated by this Agreement.

a.   Buyer has not and did not solicit Sellers for the purchase of Shares.
b.
c. No broker has been used in connection with the transactions contemplated hereby.

1.   Buyer's Representations and Warranties.
2.
3. Buyer represents and warrants to Sellers as of the date hereof as follows:

a. Buyer is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Buyer, and, assuming the due execution hereof by each Seller, constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with the terms hereof.

a. Neither the execution and delivery by Buyer of this Agreement nor the consummation by Buyer of the transactions contemplated hereby will violate or conflict with, or constitute a default under, or result in the creation or imposition of any Encumbrance upon any of the assets or properties of Buyer under, (i) Buyer's partnership laws, (ii) any agreement, judgment, order or other obligation to which Buyer is a party or by which Buyer is bound, or (iii) any law or regulation applicable to Buyer or its assets or properties, except for such violations, conflicts, breaches, defaults or Encumbrances under clauses (ii) or (iii) which would not prevent, materially delay or materially adversely affect the consummation of the transactions contemplated by this Agreement.

a. Buyer is acquiring the Shares for its own account for investment and not with a view to distribution. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment contemplated by this Agreement and has made its investment decision without reliance on Sellers' representations other than those representations and warranties expressed herein.

1.   Expenses.
2.
     All fees and expenses incurred by Sellers, and all sales, transfer or other similar taxes payable in connection with this Agreement (including, but not limited to, any transfer taxes payable in connection with the sale of the Shares by each Seller), will be borne by Sellers and all fees and expenses incurred by Buyer in connection with this Agreement will be borne by Buyer.

1.   Brokerage.
2.
     Buyer, on the one hand, and each Seller, on the other, agree to indemnify and hold the other harmless from and against any and all claims or liabilities for brokers or finders fees or other like payments incurred by reason of any action taken by the indemnifying party.

1.   Further Assurance.

     From time to time at and after the date hereof, each party hereto will execute all such instruments and take all such actions as the other, being advised by counsel, shall reasonably request (and which is reasonably within their respective powers to accomplish), in connection with the carrying out and effectuating of the intent and purposes hereof and all transactions and things contemplated by this Agreement, including, without limitation, the execution and delivery of any and all confirmatory and other instruments in addition to those to be delivered at on the date hereof, and any and all actions which may reasonably be necessary or desirable to complete the transactions contemplated hereby.

1.   Notices.
2.
3. All notices hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, telefax or other electronic transmission service to the appropriate address or number as set forth below. Notices to Sellers shall be addressed as follows:
4.
                  The Travelers Insurance Company
                  Securities Department -10PB
                  One Tower Square
                  Hartford, CT 06183-2030
                  Attn: Heidi Rajala
                  Telephone No: (860) 954-8353
                  Facsimile No: (860) 277-2299

with copies to:

                  The Travelers Insurance Company
                  Securities Department -9PB
                  One Tower Square
                  Hartford, CT 06183-2030
                  Attn: John R. Britt, Esq.
                  Telephone No: (860) 277-7616
                  Facsimile No: (860) 954-3730

or at such other address and to the attention of such other person as Sellers may designate by written notice to Buyer. Notices to Buyer shall be addressed to:

                  L-R Global Partners, L.P.
                  30 Rockefeller Plaza, 54th Floor
                  New York, New York 10112
                  Attn: J. Murray Logan
                  Telephone No: (212) 649-5600
                  Facsimile No: (212) 649-1763


with copies to:

                  Salans Hertzfeld Heilbronn Christy & Viener
                  620 Fifth Avenue
                  New York, New York 10020
                  Attn: Christopher T. Lamal
                  Telephone No: (212) 632-8333
                  Facsimile No:  (212) 632-5555

or at such other address and to the attention of such other person as Buyer may designate by written notice to each Seller.

1.    Miscellaneous.
2.
a. Integration; Amendment; Waiver. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, whether oral or written, between the parties hereto with respect to the subject matter hereof. This Agreement may not be modified, amended or waived orally, but only by an instrument in writing signed by the party against whom enforcement of any such amendment, modification or waiver is sought. The waiver by any party hereto of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.

a. Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their successors and assigns; provided, however, that neither party may assign its rights or delegate its obligations under this Agreement without the express prior written consent of the other.

a. Headings. Section headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.
b.
c. Survival. All representations, warranties and covenants set forth in this Agreement shall survive the purchase and sale of the Shares.

a. Counterparts. This Agreement may be executed in any number of counter-parts, each of which shall, when executed, be deemed to be an original and all of which shall be deemed to be one and the same instrument.

a. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements entered into and to be fully performed in such State.

a. Severability. If at any time subsequent to the date hereof any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but shall not effect the illegality or unenforceability of any other provision of this Agreement.

a. Interpretation. For purposes of this Agreement, a person or entity shall be deemed to "beneficially own" any securities of which it would be the "beneficial owner," as such term is defined in Rule 13d-3 promulgated under the Exchange Act.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                        L-R GLOBAL PARTNERS, L.P.

                                        By:  L-R Managers, LLC,
                                             General Partner

                                        By:  Rockefeller & Co., Inc.,
                                             Member

                                        By:  /s/ COLIN MOORE
                                             Authorized Signatory

                                        THE TRAVELERS INDEMNITY COMPANY
                                        By: /s/ JORDAN M. STITZER
                                            Name:  Jordan M. Stitzer
                                            Title: Vice President


                                        PRIMERICA LIFE INSURANCE COMPANY

                                        By:    /s/ JORDAN M. STITZER
                                        Name:  Jordan M. Stitzer
                                        Title: Vice President



                                          Exhibit A to Stock Purchase Agreement


              Seller's Name                  Securities Owned on the Date Hereof       Amount of Share Purchase
                                              and Securities Purchased by Buyer          Price Paid to Seller


The Travelers Indemnity Company                             509,895                          $367,124.40
Primerica Life Insurance Company                            111,111                          $79,999.92
                                     TOTAL                  621,006                          $447,124.32



                                                                     EXHIBIT K

                            STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of this 16th day of April, 1999 (the "Agreement"), by and among L-R Global Partners, L.P., a Delaware limited partnership (the "Buyer"), and, The Travelers Indemnity Company, a Connecticut corporation (the "Seller").


                                               W I T N E S S E T H:

                  WHEREAS, Seller is the record and beneficial owner of 36,547 shares (the "Shares") of common stock, par value $.01 per share, (the "Common Stock") of Purchasesoft, Inc., a Delaware corporation (the "Company"); and

                  WHEREAS, subject to the terms and conditions of this Agreement, Seller desires to sell to Buyer, and Buyer desires to purchase all the Shares at the Share Purchase Price, as such term is defined in Section 1(b) hereof; and

                  WHEREAS, the Company has filed with the Securities and Exchange Commission, a registration statement covering the distribution of subscription rights to persons who owned shares of Common Stock on March 22, 1999, which registration statement has become effective on March 23, 1999; and

                  WHEREAS, the transactions contemplated hereby were unsolicited purchases that are not effected from or through a broker or dealer, on a securities exchange, or through an inter-dealer quotation system or electronic communications network, and, accordingly, comply with the exception to Rule 101 of Regulation M as set forth in Rule 101(b)(5) of Regulation M;

                  NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

I.      Purchase and Sale of Shares.
II.
A. Subject to the terms and conditions of this Agreement, and in reliance on the representations, warranties and covenants contained herein, effective as of the date hereof, Seller is selling, assigning, transferring and conveying to Buyer, and Buyer is purchasing from Seller 36,547 Shares, free and clear of all pledges, liens, claims, options, charges or encumbrances of whatever nature ("Encumbrances").

A. In consideration of the aforesaid sale, Buyer will pay to Seller for the Shares sold pursuant hereto, in immediately available funds and in accordance with Section 3, the amount of $26,313.84 (the "Share Purchase Price"). For purposes of this Agreement, the Share Purchase Price shall be equal to $0.72 per share.
B.

II.    Deliveries.
III.
                  As of the date hereof, (a) Seller will deliver to Buyer certificates representing the Shares, with appropriate stock powers in favor of Buyer attached, properly signed, with any necessary documentary or transfer tax stamps duly affixed and cancelled, and (b) Buyer will pay to Seller, for the Shares, the Share Purchase Price by wire transfer of immediately available funds to the accounts designated by Seller in writing.

I.     Representations and Warranties of Seller.
II.
III. Seller represents and warrants to Buyer as of the date hereof as follows:

A. Seller is a corporation duly organized and validly existing under the laws of its respective state of incorporation. Seller has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller and, assuming the due execution hereof by Buyer, this Agreement constitutes the legal, valid and binding obligation of Seller enforceable in accordance with the terms hereof.

A. The Shares constitute all of the shares of Common Stock owned of record and/or beneficially by The Travelers Indemnity Company as of the date hereof. Upon consummation of the purchase, as contemplated by this Agreement, good title to the Shares will be delivered by Seller to Buyer free and clear of any Encumbrances other than any Encumbrances created by Buyer.

A. Neither the execution and delivery by Seller of this Agreement nor the consummation by Seller of the transactions contemplated hereby will violate or conflict with, or constitute a default under, or result in the creation or imposition of any Encumbrance upon any of the assets or properties of Seller under, (i) the articles of incorporation or bylaws of Seller, (ii) any agreement, judgment, order or other obligation to which Seller is a party or by which Seller is bound, or (iii) assuming the representation by Buyer in Section 4(b) is correct, any law or regulation applicable to Seller or its respective assets or properties, except for such violations, conflicts, breaches, defaults or Encumbrances under clauses (ii) or (iii) which would not prevent, materially delay or materially adversely affect the consummation of the transactions contemplated by this Agreement.

A.   Buyer has not and did not solicit Seller for the purchase of Shares.
B.
C. No broker has been used in connection with the transactions contemplated hereby.

I.   Buyer's Representations and Warranties.
II.
III. Buyer represents and warrants to Seller as of the date hereof as follows:

A. Buyer is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Buyer, and, assuming the due execution hereof by Seller, constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with the terms hereof.

A. Neither theexecution and delivery by Buyer of this Agreement nor the consummation by Buyer of the transactions contemplated hereby will violate or conflict with, or constitute a default under, or result in the creation or imposition of any Encumbrance upon any of the assets or properties of Buyer under, (i) Buyer's partnership laws, (ii) any agreement, judgment, order or other obligation to which Buyer is a party or by which Buyer is bound, or (iii) any law or regulation applicable to Buyer or its assets or properties, except for such violations, conflicts, breaches, defaults or Encumbrances under clauses
(ii) or (iii) which would not prevent, materially delay or materially adversely affect the consummation of the transactions contemplated by this Agreement.

A. Buyer is acquiring the Shares for its own account for investment and not with a view to distribution. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment contemplated by this Agreement and has made its investment decision without reliance on Seller's representations other than those representations and warranties expressed herein.

I.      Expenses.
II.
        All fees and expenses incurred by Seller, and all sales, transfer or other similar taxes payable in connection with this Agreement (including, but not limited to, any transfer taxes payable in connection with the sale of the Shares by Seller), will be borne by Seller and all fees and expenses incurred by Buyer in connection with this Agreement will be borne by Buyer.

I.      Brokerage.
II.
        Buyer, on the one hand, and Seller, on the other, agree to indemnify and hold the other harmless from and against any and all claims or liabilities for brokers or finders fees or other like payments incurred by reason of any action taken by the indemnifying party.

I.      Further Assurance.

        From time to time at and after the date hereof, each party hereto will execute all such instruments and take all such actions as the other, being advised by counsel, shall reasonably request (and which is reasonably within their respective powers to accomplish), in connection with the carrying out and effectuating of the intent and purposes hereof and all transactions and things contemplated by this Agreement, including, without limitation, the execution and delivery of any and all confirmatory and other instruments in addition to those to be delivered at on the date hereof, and any and all actions which may reasonably be necessary or desirable to complete the transactions contemplated hereby.


I.    Notices.
II.
III. All notices hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, telefax or other electronic transmission service to the appropriate address or number as set forth below. Notices to Seller shall be addressed as follows: IV.

                  The Travelers Insurance Company
                  Securities Department -10PB
                  One Tower Square
                  Hartford, CT 06183-2030
                  Attn: Heidi Rajala
                  Telephone No: (860) 954-8353
                  Facsimile No: (860) 277-2299

with copies to:

                  The Travelers Insurance Company
                  Securities Department -9PB
                  One Tower Square
                  Hartford, CT 06183-2030
                  Attn: John R. Britt, Esq.
                  Telephone No: (860) 277-7616
                  Facsimile No: (860) 954-3730

or at such other address and to the attention of such other person as Seller may designate by written notice to Buyer. Notices to Buyer shall be addressed to:

                  L-R Global Partners, L.P.
                  30 Rockefeller Plaza, 54th Floor
                  New York, New York 10112
                  Attn: J. Murray Logan
                  Telephone No: (212) 649-5600
                  Facsimile No: (212) 649-1763


with copies to:

                  Salans Hertzfeld Heilbronn Christy & Viener
                  620 Fifth Avenue
                  New York, New York 10020
                  Attn: Christopher T. Lamal
                  Telephone No: (212) 632-8333
                  Facsimile No:  (212) 632-5555

or at such other address and to the attention of such other person as Buyer may designate by written notice to Seller.

I.  Miscellaneous.
II.
A. Integration; Amendment; Waiver. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, whether oral or written, between the parties hereto with respect to the subject matter hereof. This Agreement may not be modified, amended or waived orally, but only by an instrument in writing signed by the party against whom enforcement of any such amendment, modification or waiver is sought. The waiver by any party hereto of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.

A. Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their successors and assigns; provided, however, that neither party may assign its rights or delegate its obligations under this Agreement without the express prior written consent of the other.

A. Headings. Section headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.
B.
C. Survival. All representations, warranties and covenants set forth in this Agreement shall survive the purchase and sale of the Shares.

A. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall, when executed, be deemed to be an original and all of which shall be deemed to be one and the same instrument.

A. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements entered into and to be fully performed in such State.

A. Severability. If at any time subsequent to the date hereof any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but shall not effect the illegality or unenforceability of any other provision of this Agreement.

A. Interpretation. For purposes of this Agreement, a person or entity shall be deemed to "beneficially own" any securities of which it would be the "beneficial owner," as such term is defined in Rule 13d-3 promulgated under the Exchange Act.


IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                        L-R GLOBAL PARTNERS, L.P.

                                        By:   L-R Managers, LLC,
                                              General Partner

                                        By:   Rockefeller & Co., Inc.,
                                              Member

                                              By:/s/ COLIN MOORE
                                              Authorized Signatory


                                        THE TRAVELERS INDEMNITY COMPANY

                                        By:/s/ JORDAN M. STITZER
                                              Name:  Jordan M. Stitzer
                                              Title: Vice President

                                                                    EXHIBIT L
                         AMENDED JOINT FILING AGREEMENT


            This Agreement amends and restates that certain Joint Filing Agreement, dated April 27, 1998 filed with respect to the acquisition of, or the right to acquire, the common stock of Greentree Software, Inc. In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of an amendment to a Statement on Schedule 13D (including exhibits thereto) with respect to the acquisition of, or the right to acquire, the common stock of Purchasesoft, Inc. (f/k/a Greentree Software, Inc.,) a Delaware corporation. This Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby executes this Agreement as of this 13th day of May, 1999.

            Each person whose signature  appears below hereby  constitutes and appoints Rockefeller & Co., Inc. as his or its true and lawful attorney-in-fact and agent, with full power and authority, including power of substitution and resubstitution, place and stead in any and all capacities, to execute in the name of each such person, and to file, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, any and all amendments to this Statement on Schedule 13D as such attorney-in-fact and agent, or its substitutes, executing such amendments deem necessary or advisable to enable each person whose signature appears below to comply with the Securities Exchange Act of 1934 and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, granting to said attorney-in-fact, agents and substitutes full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, and does hereby ratify and confirm all that such attorney-in-fact, agents or substitutes, or any of them separately, may lawfully do or cause to be done by virtue thereof.


                                   L-R GLOBAL PARTNERS, L.P.

                                   By:  L-R Managers, LLC,
                                        General Partner

                                   By:  /s/ J. MURRAY LOGAN
                                        Name:  J. Murray Logan
                                        Title: Investment Manager

                                   L-R MANAGERS, LLC, AS GENERAL PARTNER
                                   OF L-R GLOBAL PARTNERS, L.P.

                                   By:  /s/ J. MURRAY LOGAN
                                        Name: J. Murray Logan
                                        Title: Investment Manager

                                   J. MURRAY LOGAN, AS A MEMBER OF L-R
                                   MANAGERS, LLC AND IN HIS INDIVIDUAL
                                   CAPACITY

                                        /s/ J. MURRAY LOGAN
                                            J. Murray Logan

                                   ROCKEFELLER & CO., INC., AS A MEMBER OF
                                   L-R MANAGERS, LLC

                                   By: /s/ DAVID A STRAWBRIDGE
                                       Name:  David A. Strawbridge
                                       Title: Vice President


                                   ROCKEFELLER FINANCIAL SERVICES, INC., AS
                                   SOLE SHAREHOLDER OF ROCKEFELLER & CO.,INC.

                                   By: /s/ JOHN T. LEYDEN
                                       Name:  John T. Leyden
                                       Title: Vice President

                                   DONALD S. LAGUARDIA, AS A MEMBER OF L-R
                                   MANAGERS, LLC AND IN HIS INDIVIDUAL
                                   CAPACITY

                                       /s/ DONALD S. LAGUARDIA